UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 6)*

                           INAMED Corporation
                            (Name of Issuer)

                      Common Stock, Par Value $ .01
                     (Title of Class of Securities)

                                453235103
                             (CUSIP NUMBER)

                            Donald K. McGhan
      3800 Howard Hughes Pkwy., Las Vegas, NV 89109 (702) 791-3388 (Name, address and telephone number of person authorized to receive notices and communications)

                              July 2, 1997
         (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box [   ].

    Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald K. McGhan

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     PF & OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF     (7)   SOLE VOTING POWER
                    635,604
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        1,308,970

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    635,604
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           1,308,970

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,308,970

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                             [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.50%

(14) TYPE OF REPORTING PERSON*

     IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shirley M. McGhan

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     PF & OO

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF     (7)   SOLE VOTING POWER
                    207,310
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        1,308,970

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    207,310
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           1,308,970

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,308,970

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                             [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.50%

(14) TYPE OF REPORTING PERSON*

     IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International Integrated Industries Limited Liability Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        160,791

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           160,791

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     160,791

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                             [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.90%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Corporation

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        107,985

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           107,985

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     107,985

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                             [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.28%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     McGhan Management Limited Partnership

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)   [X]
(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*

     WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      [   ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada, USA

NUMBER OF     (7)   SOLE VOTING POWER
                    -0-
SHARES
              (8)   SHARED VOTING POWER
BENEFICIALLY        197,280

OWNED BY      (9)   SOLE DISPOSITIVE POWER
                    -0-
EACH
             (10)   SHARED DISPOSITIVE POWER
REPORTING           197,280

PERSON WITH

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     197,280

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                             [   ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.33%

(14) TYPE OF REPORTING PERSON*

     CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 6 to the statement on Schedule 13D filed on behalf of Donald K. McGhan, Shirley M. McGhan, International Integrated Industries, L.L.C., McGhan Management Corporation, and McGhan Management Limited Partnership (collectively the "Reporting Persons") dated October 10, 1985, as amended by Amendment No. 1 filed on August 28, 1991, Amendment No. 2 filed on January 24, 1994, Amendment No. 3 filed on August 30, 1994, Amendment No. 4 filed on January 27, 1997 and Amendment No. 5 filed on May 23, 1997 (the "Schedule 13D"), relates to the common stock of Inamed Corporation, a Florida corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 1.   SECURITY AND ISSUER.

          No Change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the additional 49,925 shares and the $100,000 principal amount of the 11% Secured Convertible Notes due 1999 of the Company acquired by the Reporting Persons since the filing of the Amendment No. 5 to Schedule 13D on May 23, 1997, 49,925 shares and $100,000 principal amount of Notes were purchased with the working capital of International Integrated Industries, L.L.C.

          The purchase price of the Shares was 12,425 Shares at $5.00 per Share, 2,500 Shares at $6.0625 per Share and 35,000 Shares at $10.00 per Share. The Notes were purchased at a price equal to their face amount.

ITEM 4.   PURPOSE OF TRANSACTION.

          As previously reported in Schedule 13D, International Integrated Industries, L.L.C. has acquired an additional 49,925 Shares and the $100,000 principal amount of the 11% Secured Convertible Notes due 1999 for the purpose of maintaining a significant equity position in the Company and to maximize the value of their investment. To this end, International Integrated Industries, L.L.C. intends to continually review the Company's business affairs and financial position and future prospects as well as conditions in the securities markets and general economic and industrial conditions.

          Based on such evaluation and review, and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), International
          Integrated Industries, L.L.C. will continue to consider various alternative courses of action and will in the future take such actions with circumstances existing from time to time. Such actions may include seeking to maintain representation on the Board of Directors of the Company and remain a member of management, making recommendations to other members of management concerning various business strategies, acquisitions, dividend policies and other matters, seeking to acquire control of the Company through a proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as Mr. McGhan and International Integrated Industries, L.L.C. may deem appropriate. Such actions may involve the purchase of additional shares or, alternatively, may involve the sale of all or a portion of the shares held by Mr. McGhan and International Integrated Industries, L.L.C. in the open market or in privately negotiated transactions to one or more purchasers.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following is added to Item 5:

          (a) Mr. McGhan directly owned 635,604 Shares on July 2, 1997, which he believes to be 7.52% of the outstanding class of Shares of the Issuer. Mr. McGhan's wife, Shirley M. McGhan, owns 207,310 Shares of Common Stock (or approximately 2.45% of the outstanding Shares) directly for her own account.

          Mr. McGhan disclaims beneficial ownership of the Shares owned by Mrs. McGhan. Mrs. McGhan disclaims beneficial ownership of the Shares owned by Mr. McGhan.1

          McGhan Management Corporation owned 107,985 Shares on July 2, 1997, which they believe to be 1.28% of the outstanding class of Shares of the Issuer.

          McGhan Management Limited Partnership owned 197,280 Shares on July 2, 1997, which they believe to be 2.33% of the entire outstanding class of Shares of the Issuer.

          International Integrated Industries, L.L.C. owned 137,175 Shares on July 2, 1997, which they believe to be 1.62% of the entire outstanding class of Shares of the Issuer. In addition, International Integrated Industries, L.L.C. owned on July 2, 1997, $150,000 principal amount of the 11% Secured Convertible Notes due 1999 which they believe to be able to be converted into Common Stock in the following amounts: a) 15,582 Shares from conversion of $85,714.29 at $5.50 per Share and b) 8,034 Shares from exercise of warrants representing $64,285.71 callable at $8.00 per Share. The result would be International Integrated Industries, L.L.C. owning 160,791 shares on July 2, 1997, which they believe to be 1.90% of the entire outstanding class of Shares of the Issuer.

          (b) Mr. McGhan has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of the Shares owned by him directly, and disclaims any power to vote or direct the voting or to dispose of any of the Shares of Common Stock owned by Mrs. McGhan, subject to Nevada Community Property laws as applicable.

          Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation and, as such, participates in voting on the directives that the Board of Directors authorizes for the Secretary of McGhan Management Corporation to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by McGhan Management Corporation.

1 Does not include (a) 9,400 Shares held of record by Nikki M. Moseley, a Director and Officer of McGhan Management Corporation; a Limited Partner of McGhan Management Limited Partnership; a Member of International Integrated Industries, L.L.C. and daughter of Mr. McGhan,
(b) 34,982 Shares held of record by a Living Trust established for the benefit of Nikki M. Moseley and (c) 10,350 Shares held of record by Garrett M. Wilson, Mr. McGhan's grandson and Mrs. Moseley's son.

          Mr. McGhan is the General Manager and the sole General Partner of McGhan Management Limited Partnership and, as such, participates in decisions for McGhan Management Limited Partnership to direct the disposition of the Shares owned by McGhan Management Limited Partnership.

          Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C. and, as such, participates in voting on the directives that the Board of Members authorizes for the Secretary of International Integrated Industries, L.L.C. to act upon to vote, or to direct the vote, and to direct the disposition of the Shares owned by International Integrated Industries, L.L.C.

          Mr. McGhan has entered into an agreement in connection with which he agreed to vote his shares in accordance with the majority of the shareholders other than he and Appaloosa Management, L.P. (see Exhibit A)

          (c) On June 10, 1997, International Integrated Industries, L.L.C. purchased 2,500 Shares. Such Shares were crossed on the NASDAQ market at a per share price of $6.0625 per share. There was a single security transaction.

          On June 10, 1997, International Integrated Industries, L.L.C. purchased 35,000 Shares. Such Shares were acquired in one (1) private transaction at $10.00 per Share.

          On June 24, 1997, International Integrated Industries, L.L.C. purchased 12,425 Shares. Such Shares were acquired in one (1) private transaction at $5.00 per Share.

          On May 23, 1997, International Integrated Industries, L.L.C. purchased $50,000 of 11% Secured Convertible Notes due 1999. Such Notes were acquired in a single private transaction at face value.

          On June 24, 1997, International Integrated Industries, L.L.C. purchased $100,000 of 11% Secured Convertible Notes due 1999. Such Notes were acquired in a single private transaction at face value.

          (d) Mr. McGhan has the sole power to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned by him directly and disclaims any power to receive or direct the receipt of dividends or proceeds of sale relating to the Shares of Common Stock owned by Mrs. McGhan.

          The Board of Members of International Integrated Industries, L.L.C. has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned directly by International Integrated Industries, L.L.C.. Mr. McGhan is the Managing Member of International Integrated Industries, L.L.C.

          The Board of Directors of McGhan Management Corporation has the authority to direct the Secretary of McGhan Management Corporation to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned directly by McGhan Management Corporation. Mr. McGhan is the Chairman of the Board and the majority Shareholder of McGhan Management Corporation.

          The General Manager and General Partner of McGhan Management Limited Partnership has the authority to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock owned directly by McGhan Management Limited Partnership. Mr. McGhan is the General Manager and sole General Partner of McGhan Management Limited Partnership.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Exhibit A.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Standstill Agreement Letter (Exhibit A).

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 11, 1997


                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Individually



                                   /s/ Shirley M. McGhan
                                   Shirley M. McGhan, Individually



                                   INTERNATIONAL INTEGRATED INDUSTRIES, L.L.C.



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Managing Member



                                   McGHAN MANAGEMENT CORPORATION



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, Chairman



                                   McGHAN MANAGEMENT LIMITED PARTNERSHIP



                                   /s/ Donald K. McGhan
                                   Donald K. McGhan, General Manager



                                                               Exhibit A



July 2, 1997



Mr. David A. Tepper, President
Appaloosa Management L.P.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078

Dear Mr. Tepper:

          This letter agreement will confirm the understandings between Appaloosa Management L.P. and its affiliates and associates (collectively, "Appaloosa"), Donald K. McGhan and his affiliates (collectively, "McGhan"), and INAMED Corporation (the "Company") concerning certain standstill and voting arrangements relating to securities of the Company. This letter agreement is being entered into concurrently with the execution and delivery of (i) documentaiton by the Company, Appaloosa and other securitiesholders pertaining to certain amendments to the indenture (the "Indenture") for the Company's 11% Secured Convertible Notes due 1999 (as amended, the "Notes"), and the issuance of certain warrants (the "Warrants") to purchase shares of the Company's Common Stock, and (ii) Amendment No. 2 to the Rights Agreement dated as of July 2, 1997 between the Company and U.S. Stock Transfer Corporation, as Rights Agent.

          1. Standstill. During the Term (as defined in Section 4 below), Appaloosa will not alone or in concert with others:

               (i) by purchase, conversion of a derivative security, or otherwise, acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any shares of Common Stock of the Company, or any notes, debentures or other securities which may be convertible or exchangeable into Common Stock of the Company, provided, however, that Appaloosa may convert any Notes and Warrants which it currently holds and may exercise any of its preemptive rights under
Section 8.12 of the Indenture governing any Notes which it currently holds;

               (ii) make any public announcement with respect to (i) any proceeding under the bankruptcy laws (whether or not consensual), or
(ii) the acquisition of beneficial ownership of Common Stock, or (iii) any extraordinary transaction or merger consolidation, sale of substantial assets or business combination involving the Company or any of its affiliates;

               (iii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act")), or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with repsect to the voting of, any voting securities of the Company or any of its affiliates;

               (iv) form, join or in any way participate in a "group" (as such term is used in Section 13d(3) of the Exchange Act" to take any action otherwise prohibited under this letter agreement;

               (v) publicly initiate or propose any shareholder proposals for submission to a vote of shareholders, whether by action at a shareholder meeting or by written consent, with repsect to the Company or any of its affiliates or propose the removal of any member of the Board of Directors; or

               (vi) publicly request the Company (or its directors, officers, employees or agents) to amend or waive any provision of this letter agreement or otherwise seek any modification to or waiver of any of the agreements or obligations hereunder.

          2. Voting. During the Term, with repsect to each matter submitted to the shareholders of the Company for a vote, whether at a meeting or pursuant to any consent of shareholders, Appaloosa and McGhan agree tovote (whether by proxy or otherwise) all shares of Common Stock owned by each of them in proportion to the vote of all other shareholders of the Company's Common Stock.

          3. Additional Covenant of McGhan. During the Term, McGhan shall not by purchase, conversion of a derivative security, or otherwise, acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any shares of Common Stock of the Company, or any notes, debentures or other securities which may be convertible or exchangeable into Common Stock of the Company; provided, however, that McGhan may convert any Notes, Warrants or options which he holds as of June 30, 1997. In addition, notwithstanding the foregoing, following the Company's public disclosure of the hiring of a new Chief Financial Officer, McGhan may become the "Beneficial Owner" of up to, but not exceeding, 19.9% of the outstanding shares of the Company's Common Stock.

          4. The Term. The term of this letter agreement (the "Term") shall be from the date hereof until the earliest to occur of: (i) September 30, 1997, (ii) the occurrence and continuance of an Event of Default under the Indenture, (iii) a determination that defaults existed under the Indenture for the year ended December 31, 1996 and the quarter ended March 31, 1997, but were not disclosed to Appaloosa in connection herewith, (iv) the failure of the Company at any time to properly disclose material events in its filings with the Securities and Exchange Commission, (v) a breach by the Company of any covenants sety forth in this letter agreement or in any other agreement entered into with Appaloosa in connection herewith, or (vi) the date on which Appaloosa makes a reasonable and good faith determination that the Company's maximum exposure in the breast implant litigation is materially greater than the amount previously disclosed to Appaloosa in connection with this letter agreement.

          5. Miscellaneous. This letter agreement shall be subject to New York law and shall be enforceable in any federal or state court in Manhattan; and all of the parties hereto consent to personal jurisdiction. In the event of a breach, the offended party can seek injunctive relief as well as monetary damages; and the prevailing party shall be entitled to recover its legal costs to enforce this letter agreeent. This letter agreement cannot be modified or amended except in a writing signed by all parties; can be signed in counterparts (including by fax).


          If this letter agreement correctly sets forth the understanding between us, please so indicate by signing and returning to the undersigned a copy.

                              Very truly,

                              INAMED CORPORATION



                              By:  /s/ Donald K. McGhan
                                   Donald K. McGhan
                                   Chairman and Chief Executive
                                   Officer

Accepted and agreed as of
the date first written above


/s/ Donald K. McGhan
DONALD K. MCGHAN


APPALOOSA MANAGEMENT L.P.


By: /s/ David A. Tepper
     David A. Tepper
     President